Filed pursuant to Rule 424(b)(3)
File No. 333-276254

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 27, 2025, as supplemented)

Hashdex Bitcoin ETF

This supplement is to the prospectus (the “Prospectus”) of Tidal Commodities Trust I (the “Trust”) dated March 27, 2025, which relates to shares (the “Shares”) issued by the Hashdex Bitcoin ETF (the “Fund”), a series of the Trust. Capitalized terms used but not defined herein shall have the meanings assigned to them by the Prospectus. This Prospectus supplement should be read in its entirety and kept together with your Prospectus for future reference.

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Tidal Investments LLC (“Tidal”) has determined to voluntarily withdraw as sponsor of the Trust and transfer its role as sponsor to Hashdex Asset Management Ltd. (“Hashdex”). Hashdex will thereafter serve as sole sponsor of the Trust and intends to carry on the business of the Trust and the Fund. It is expected that this sponsor transfer will take effect in the fourth quarter of 2025.

Accordingly, the section of the prospectus titled “OPERATION OF THE FUND – Ownership or Beneficial Interest in the Fund – Change of Control” is hereby deleted and replaced with the following:

Change in Control. The Sponsor intends to withdraw as sponsor of the Trust and the Fund and appoint Hashdex Asset Management Ltd.(“Hashdex”), to serve as sponsor of the Trust, commencing upon the resignation of the Sponsor (the “Sponsor Replacement”). Hashdex will thereafter serve as sole sponsor of the Trust and intends to carry on the business of the Trust and the Fund. It is expected that the Sponsor Replacement will occur during the fourth quarter of 2025.

In connection with the change of the Trust’s Sponsor, certain changes will be made to the Fund’s principal investment strategies and techniques. The Fund currently seeks to achieve its investment objective by primarily investing in bitcoin. The Fund uses bitcoin futures contracts for the primary purpose of acquiring physical bitcoin through CME’s Exchange for Physical Transactions (“EFP”) and to offset cash and receivables for better tracking the Benchmark. Under normal market conditions, the Fund has a policy to maximize its investments in physical bitcoin such that it is expected that at least 95% of the Fund’s assets will be invested in bitcoin, and up to 5% may be invested in bitcoin futures contracts and in cash and cash equivalents, such as short-term Treasury bills, money market funds, and demand deposit accounts. The Sponsor does not have discretion in choosing the Fund’s investments.

Upon the commencement of Hashdex’s service as the Trust’s sponsor, the Fund will attempt to achieve its investment objective by primarily investing in bitcoin. The Fund’s assets will consist of bitcoin and cash. The Fund may hold cash in connection with cash purchases and redemptions of Shares and it also will occasionally hold cash for short periods to pay the Sponsor’s Management Fee and any other Fund expenses and liabilities not assumed by the Sponsor. The Fund will not hold any assets other than bitcoin and cash.

The Fund intends to file an amendment to its registration statement, including the prospectus, with the Securities and Exchange Commission (“SEC”), reflecting the changes to the Trust’s Sponsor and to the Fund’s principal investment strategies and techniques, and corresponding changes to the Fund’s risks (the “Amended Registration Statement”). The Amended Registration Statement, publicly available at https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001985840&owner=include&count=40, is subject to SEC review and is expected to be declared effective during the fourth quarter of 2025.

Once the changes to the Fund’s principal investment strategies and techniques become effective, an updated prospectus reflecting these changes will be mailed to shareholders of the Fund. The updated prospectus will include additional information about the changes to the Fund’s principal investment strategies, techniques and risks. Please read the prospectus carefully.

The date of this prospectus supplement is October 29, 2025